Exhibit 99.1

Tweed Collective™ Seeks Community Initiatives Across Canada

SMITHS FALLS, ON, Dec. 2, 2019 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or the "Company") is pleased to announce the next phase of its Tweed CollectiveTM program, a social impact initiative founded on the principles of sharing economic opportunities, helping to create a greener future and fostering connectivity within communities.

Canopy Growth previously announced its commitment that over 4 years it would devote $20 million towards social purpose initiatives in communities across Canada. Through Tweed Collective, Canopy Growth is giving back while also building awareness, understanding and valued relationships with stakeholders, partners, and customers while being mindful of the Company's role in society and as community members and neighbours.

Today, Canadian non-profits, registered charities and business improvement areas are invited to submit their innovative, impactful projects at tweedcollective.com to be considered for support. The application window will be open for 60 days beginning December 2, 2019.

"Tweed Collective is our commitment to building on our legacy of making a positive impact in all the communities we call home," commented Hilary Black, Chief Advocacy Officer, Canopy Growth. "We believe that cannabis is a force for good and we hope to lead the industry to help solve social issues that are important for Canadians."

To illustrate the types of projects and programs Tweed Collective is looking to support, Canopy Growth is pleased to announce the first three charities funded through the program. These organizations are transforming the way Canadians live and work in meaningful ways and exemplify Tweed Collective's three impact pillars which are:

  Grow Opportunities: Local communities prosper when people have access to opportunity. Honouring Canopy Growth's heritage and economic impact on Smiths Falls, Tweed Collective invests in projects and programs that support the development of skills that help Canadians find their path to prosperity. In Newfoundland and New Brunswick, Tweed Collective has partnered with the John Howard Society to support their 'A Step Up' program which provides courses and training certifications to help participants, many of whom have been impacted by the criminal justice system, secure employment and reintegrate into their communities. The John Howard Society plays an important role in Canada through public education, community service and pressing for reform in the criminal justice system.
  Grow Greener: Green & clean initiatives help build our understanding of the planet and the role that we play in sustainability. Tweed Collective's Grow Greener impact pillar will bring people together to learn, act and share to help create a greener future for all. In British Columbia, Tweed Collective has partnered with Earthwise Society to support their 'Don't Mow, Grow!' program which utilizes Earthwise's experience in organic growing and small-scale farming to transform lawns of any size into eco-friendly, organic food-growing spaces. By partnering with local residents to help them grow food at home, Earthwise replaces resource-hungry lawns with food gardens.
  Grow Connections: A sense of belonging brings purpose to people's lives and is key to building vibrant communities. As Canopy Growth has expanded, it has strived to keep that sense of family and community that was and is a key driver to its success. Tweed Collective supports projects that encourage connectivity through shared interests, improved accessibility and the creation of welcoming public spaces. In Toronto, Tweed Collective has partnered with the Laneway Project to 'grow connections' by transforming laneways in Toronto into vibrant spaces that are alive with arts and culture, commerce, recreation and community.

Visit tweedcollective.com for more details on the program and to submit a project for consideration.

Here's to Future Growth (and growing good together).

About Tweed
Tweed is a globally recognized cannabis brand and subsidiary of Canopy Growth Corporation (TSX:WEED, NYSE: CGC). It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn't just sell cannabis, it facilitates a conversation about a product we've all heard about but haven't met intimately yet. It is approachable and friendly, yet reliable and trusted. In addition to producing industry leading, high quality, safe cannabis products, Tweed is also leading the way in ensuring the legal cannabis industry grows responsibly and serves as a force for good. This includes Tweed's partnership with Uber and MADD Canada to advance awareness on the dangers of driving high, the creation of Hi. Society to support budtender education across the country, and the Tweed Collective who is investing in  social, responsible initiatives that will transform where and how Canadians live in meaningful ways. These are just a few of the ways Tweed is helping advance this incredible new industry. Learn more at www.tweed.com.

About Canopy Growth CorporationCanopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future project support. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the impact pillars, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Tweed CollectiveTM Seeks Community Initiatives Across Canada (CNW Group/Tweed Inc.)

SOURCE Tweed Inc.

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%CIK: 0001737927

For further information: Carly Pickett, Media Relations, carly.pickett@canopygrowth.com, 343-996-3234; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ex 122

CO: Tweed Inc.

CNW 09:04e 02-DEC-19